MARTIN LIPTON
HERBERT M. WACHTELL
THEODORE N. MIRVIS
EDWARD D. HERLIHY
DANIEL A. NEFF
ANDREW R. BROWNSTEIN
STEVEN A. ROSENBLUM
JOHN F. SAVARESE
SCOTT K. CHARLES
JODI J. SCHWARTZ
ADAM O. EMMERICH
RALPH M. LEVENE
RICHARD G. MASON
ROBIN PANOVKA
DAVID A. KATZ
ILENE KNABLE GOTTS
JEFFREY M. WINTNER
TREVOR S. NORWITZ
BEN M. GERMANA
ANDREW J. NUSSBAUM
RACHELLE SILVERBERG
STEVEN A. COHEN
DEBORAH L. PAUL

DAVID C. KARP
RICHARD K. KIM
JOSHUA R. CAMMAKER
MARK GORDON
JEANNEMARIE O’BRIEN
WAYNE M. CARLIN
STEPHEN R. DiPRIMA
NICHOLAS G. DEMMO
IGOR KIRMAN
JONATHAN M. MOSES
T. EIKO STANGE
WILLIAM SAVITT
GREGORY E. OSTLING
DAVID B. ANDERS
ANDREA K. WAHLQUIST
ADAM J. SHAPIRO
NELSON O. FITTS
JOSHUA M. HOLMES
DAVID E. SHAPIRO
DAMIAN G. DIDDEN
IAN BOCZKO
MATTHEW M. GUEST
DAVID E. KAHAN
51 WEST 52ND STREET NEW YORK, N.Y. 10019-6150 TELEPHONE: (212) 403-1000 FACSIMILE: (212) 403-2000 __________
DAVID K. LAM
BENJAMIN M. ROTH
JOSHUA A. FELTMAN
ELAINE P. GOLIN
EMIL A. KLEINHAUS
KARESSA L. CAIN
RONALD C. CHEN
GORDON S. MOODIE
BRADLEY R. WILSON
GRAHAM W. MELI
GREGORY E. PESSIN
CARRIE M. REILLY
MARK F. VEBLEN
SARAH K. EDDY
VICTOR GOLDFELD
BRANDON C. PRICE
KEVIN S. SCHWARTZ
MICHAEL S. BENN
SABASTIAN V. NILES
ALISON ZIESKE PREISS
TIJANA J. DVORNIC
JENNA E. LEVINE
RYAN A. McLEOD

ANITHA REDDY
JOHN L. ROBINSON
JOHN R. SOBOLEWSKI
STEVEN WINTER
EMILY D. JOHNSON
JACOB A. KLING
RAAJ S. NARAYAN
VIKTOR SAPEZHNIKOV
MICHAEL J. SCHOBEL
ELINA TETELBAUM
ERICA E. BONNETT
LAUREN M. KOFKE
ZACHARY S. PODOLSKY
RACHEL B. REISBERG
MARK A. STAGLIANO
CYNTHIA FERNANDEZ LUMERMANN
CHRISTINA C. MA
NOAH B. YAVITZ
BENJAMIN S. ARFA
NATHANIEL D. CULLERTON
ERIC M. FEINSTEIN
ADAM L. GOODMAN

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) __________ OF COUNSEL
MICHAEL H. BYOWITZ
KENNETH B. FORREST
SELWYN B. GOLDBERG
PETER C. HEIN
JB KELLY
MEYER G. KOPLOW
JOSEPH D. LARSON
LAWRENCE S. MAKOW
DOUGLAS K. MAYER
PHILIP MINDLIN
DAVID S. NEILL
HAROLD S. NOVIKOFF
LAWRENCE B. PEDOWITZ
ERIC S. ROBINSON

ERIC M. ROSOF
ERIC M. ROTH
PAUL K. ROWE
DAVID A. SCHWARTZ
MICHAEL J. SEGAL
DAVID M. SILK
ROSEMARY SPAZIANI
ELLIOTT V. STEIN
WARREN R. STERN
LEO E. STRINE, JR.*
PAUL VIZCARRONDO, JR.
PATRICIA A. VLAHAKIS
AMY R. WOLF
MARC WOLINSKY

* ADMITTED IN DELAWARE __________ COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK NANCY B. GREENBAUM	ANGELA K. HERRING MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER
August 15, 2023
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Rucha Pandit and Mara Ransom
Division of Corporation Finance
Office of Trade & Services

Re:	Epic NewCo, Inc.
Amendment No. 3 to Draft Registration Statement on Form 10-12B
Submitted July 28, 2023
CIK No. 0001967649
Ladies and Gentlemen:
On behalf of our client, Epic NewCo, Inc. (the “Company”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 9, 2023, with respect to the above-referenced Amendment No. 3 to Draft Registration Statement on Form 10-12B (the “Third Amendment”). The Company is

U.S. Securities and Exchange Commission
August 15, 2023

concurrently publicly filing its Registration Statement on Form 10-12B (the “Form 10”) via EDGAR.
For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold, followed by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10. All references to page numbers in these responses are to the pages of the Form 10.

Amendment No. 3 to Draft Registration Statement on Form 10-12B
Unaudited Pro Forma Condensed Combined Financial Information
Note (h), page 59
1.We note your response to comment 2. With the exception of adjustments covered by the Transitions Services Agreement, clarify how you determined the other adjustments to be Autonomous Entity Adjustments and not Management’s Adjustments. In this regard, they appear to be dis-synergies of the transaction. Refer to Item 11-02(a)(6) and (7) of Regulation S-X. In addition, quantify for us the amount of adjustments covered by the Transition Services Agreement for each period presented.
Response: In response to the Staff’s comment, the Company respectfully advises the Staff that other than the incremental expenses related to the Transition Services Agreement and for the Company’s Board of Directors annual compensation program, it has removed the amounts previously presented as autonomous entity adjustments and has provided a presentation of management adjustments that management of the Company believes are necessary to enhance an understanding of the pro forma effects of the transaction. When determining management adjustments, consideration was given to both synergies and dis-synergies when assessing the cost structure required to stand up and operate the Company. The Company concluded the synergies gained from the Company being a stand-alone public entity were not material for disclosure. Disclosure was made of the anticipated dis-synergies expected to be incurred as a standalone public company. This disclosure has been provided on pages 59 to 61 of the unaudited pro forma condensed combined financial information and provides additional detail regarding the nature and types of management adjustments. Separately, the Company has quantified and disclosed the incremental expenses to be incurred by NewCo under the Transition Services Agreement, which are $1.7 million and $1.5 million for the nine months ended June 30, 2023 and for the year ended September 30, 2022, respectively. This disclosure has been provided on page 59 of the unaudited pro forma condensed combined financial information. Please note that the Form 10 includes the incremental expenses for the Company’s Board of Directors annual compensation program as an autonomous entity adjustment since the amounts are under a contractual arrangement as described on page 121 of the Director Compensation section.

*     *     *     *     *     *

U.S. Securities and Exchange Commission
August 15, 2023

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1107 or AZPreiss@wlrk.com or my colleague David A. Katz at (212) 403-1309 or DAKatz@wlrk.com.

Very truly yours,

/s/ Alison Z. Preiss
Alison Z. Preiss

cc:	Harold Dichter, Aramark
Tim Donovan, Aramark
Kim Scott, Aramark
David A. Katz, Wachtell, Lipton, Rosen & Katz